PAGE 1 / 7
2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS PROQR THERAPEUTICS N.V. - EXPLANATORY NOTES

2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS PROQR THERAPEUTICS N.V.
-
EXPLANATORY NOTES TO THE AGENDA

PROQR THERAPEUTICS | ZERNIKEDREEF 9 | 2333 CK LEIDEN | THE NETHERLANDS | +31 88 166 7000 | WWW.PROQR.COM

PAGE 2 / 7 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS PROQR THERAPEUTICS N.V. – EXPLANATORY NOTES Explanatory notes to the agenda for the 2020 annual general meeting of shareholders of ProQR Therapeutics N.V. (the "Company") taking place on Tuesday June 23rd, 2020 at 15:00 hours CET, via videoconference (the “AGM”). Agenda item 2:Report of the Management Board for the financial year 2019 (discussion item) The management board of the Company (the "Management Board") must prepare a report, which must give a true and fair view of the position on the balance sheet date of the Annual Accounts (as defined in the explanatory notes to agenda item 4 below), the developments during the financial year and the results of the Company and its group companies of which the financial information has been included in the Annual Accounts. The report of the Management Board for 2019 was included in the Annual Accounts and will be discussed at the AGM. Agenda item 3:Disclosure of remuneration in the annual accounts for the financial year 2019 (discussion item) Discussion of the statements made in the remuneration report as included in the Annual Accounts (as defined under the explanatory notes to agenda item 4 below), regarding the remuneration of the members of the Management Board and the supervisory board of the Company (the "Supervisory Board"), is a separate item on the agenda for the AGM. For purposes of such discussion, reference is made to the relevant paragraphs of the remuneration report included in the Annual Accounts (as defined under the explanatory notes to agenda item 4. below). Agenda item 4: Adoption of the annual accounts for the financial year 2019 (voting item) The Management Board must prepare annual accounts, consisting of a balance sheet and a profit and loss account with respect to the preceding financial year, as well as consolidated accounts and explanatory notes thereto. The Board has drawn up such annual accounts for the financial year 2019 (the "Annual Accounts"), which Annual Accounts were signed by all members of the Management Board and by all members of the Supervisory Board. The Annual Accounts also reflect the appropriation of the net result for the financial year 2019. A copy of the Annual Accounts is available at the website of the Company (www.proqr.com). It is proposed to the General Meeting to adopt the Annual Accounts. Agenda item 5:Release from liability of the members of the Management Board with respect to the performance of their management during the financial year 2019 (voting item) It is proposed to the General Meeting to release the members of the Management Board from liability with respect to the performance of their duties during the financial year 2019 as appears from the Annual Accounts or otherwise disclosed prior to adoption of the Annual Accounts.

PAGE 3 / 7 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS PROQR THERAPEUTICS N.V. – EXPLANATORY NOTES Agenda item 6:Release from liability of the members of the Supervisory Board with respect to the performance of their supervision during the financial year 2019 (voting item) It is proposed to the General Meeting to release the members of the Supervisory Board from liability with respect to the performance of their supervision during the financial year 2019 as appears from the Annual Accounts or otherwise disclosed prior to adoption of the Annual Accounts. Agenda item 7:Re-appointment of supervisory board member Dinko Valerio (voting item) It is proposed on the basis of the nomination by the Supervisory Board, within the meaning of article 20.4 of the articles of association of ProQR, to reappoint Domenico Valerio as member of the Supervisory Board, with effect from the date of this General Meeting for a term of four years until the close of the AGM 2024. Dinko Valerio (age: 59) is one of our founders and currently serves as the chairman of our supervisory board. Mr. Valerio has served on our supervisory board since January 2014. Mr. Valerio is a scientist and an experienced biotech entrepreneur with experience in both public and private companies as CEO and board member. Mr. Valerio is founder and former CEO of Crucell N.V., a Dutch biotech company, and founder and general partner of Aescap Venture, a life sciences venture capital firm. In 1999, Mr. Valerio was one of the founders of Galapagos Genomics N.V., a spinout from Crucell N.V. which develops novel mode of action medicines. In 2017 Mr. Valerio became a board member of Amylon Therapeutics B.V., an 80% owned affiliate of ProQR Therapeutics N.V. Adding to his corporate experience, Mr. Valerio is a professor in the field of gene therapy of the hematopoietic system at the University of Leiden. He received his Master of Science degree in Biology from the University of Amsterdam in 1982 and completed his Ph.D. in Molecular Genetics with Honors at the University of Leiden in 1986. Mr. Valerio also was a visiting scientific specialist at Genentech Inc., San Francisco in 1985 and a postdoctoral fellow at the Salk Institute, San Diego from 1986 to 1987. He is an author on more than 100 articles in peer-reviewed journals and an inventor on 11 patent-families. Mr. Valerio beneficially owns 693.420 ordinary shares in the Company and holds 155.458 options to acquire ordinary shares in the Company. The Company believes that Mr. Valerio's experience as an entrepreneur in the Dutch Biotech industry, being founder of Crucell N.V. and Galapagos Genomics N.V., as well as his experience in the venture capital industry, particularly with biopharmaceutical companies, and his experience serving on the boards of directors of a number of biopharmaceutical companies provide him with the qualifications and skills to serve as chairman of our supervisory board. Mr. Valerio has served on the Supervisory Board of the Company as from 2014, hence for six years in total now. In view of the way Mr Valerio has performed his tasks as chairman of the Supervisory Board until now, and further taking into account his past experience in the Dutch biotech industry as well as his in-depth knowledge, the Supervisory Board believes that mr. Valerio can play an important role for the sustainable success of the Company as a member of the Supervisory Board, which justifies a reappointment for four years.

PAGE 4 / 7 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS PROQR THERAPEUTICS N.V. – EXPLANATORY NOTES Agenda item 8:Re-appointment of supervisory board member James Shannon (voting item) It is proposed on the basis of the nomination by the Supervisory Board, within the meaning of article 20.4 of the articles of association of ProQR, to reappoint James Shannon, as a new member of the Supervisory Board, with effect from the date of this AGM for a term of four years until the close of the AGM 2024. James Shannon, MD (age: 59) brings significant experience to the Supervisory Board through his extensive career in drug development and pharma. From 2012 until his retirement in 2015, Mr. Shannon was Chief Medical Officer at GlaxoSmithKline. Prior to that he was Global Head of Pharma Development at Novartis and Senior Vice-President, Clinical Development at Sterling Winthrop Pharmaceuticals. He held board positions at companies including Biotie, Circassia, Crucell, Endocyte, MannKind and Cerimon Pharmaceuticals. In 2017 he joined the board of directors of Horizon Pharma. He received his undergraduate and postgraduate degrees at Queen’s University of Belfast and is a Member of the Royal College of Physicians (UK). Mr. Shannon currently is Chairman of the Board at myTomorrows (NL) and Kyowa Kirin NA (USA) and holds board positions at Mannkind Corp (USA), Horizon Pharma (Ire) and lmmodulon (UK). Mr. Shannon beneficially owns 61.538 shares in the capital of the Company, and holds 132.266 options to acquire ordinary shares in the Company. James has served on our Supervisory Board since June 2016. The Company believes James’ broad knowledge and significant international experience in drug development and pharma are of significant value to the Supervisory Board and that he has the qualifications and skills to continue to be a very valuable addition to the Supervisory Board. Agenda item 9:Appointment KPMG Accountants N.V. as the Company's external auditor for the financial year 2020 (voting item) On the basis of a careful evaluation and selection procedure, the Audit Committee recommends to appoint KPMG Accountants N.V. as the external independent auditor of the Company. In line with the advice from the audit committee, the supervisory board proposes to appoint KPMG Accountants N.V. as the external independent auditor for the audit of the Company's annual accounts for the financial year 2021. Agenda item 10: Amendment of the Company’s Equity Incentive Plan (voting item) As part of its compensation package for employees, the Company, next to base salary, short term incentive in the form of cash bonus and pension plan, currently grants stock options as long term incentive. In view of the next phase in the Company’s growth and maturity, the Company’s Management Board and Supervisory Board believe it is desirable and in the best interest of the Company to have the possibility to grant, instead of stock options, restricted stock units to all, or certain groups of, employees and/or members of the management and supervisory boards. In view thereof, the Management and Supervisory boards propose to the general meeting to adopt a revised Equity Incentive Plan, in the form as published as part of the AGM Materials (the “Equity Incentive Plan”).

PAGE 5 / 7 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS PROQR THERAPEUTICS N.V. – EXPLANATORY NOTES The Equity Incentive Plan allows for grants of both stock options (“Options) as restricted stock units (“RSUs”). With respect to Options, the Equity Plan is similar to the Employee Stock Option Plan adopted at the Extraordinary General Meeting of the Company held on September 15, 2014, as amended from time to time in accordance with the provisions of said plan, with the exception of limited textual revision and updates in view of current legislation. The Equity Incentive Plan now also allows for the grant of restricted stock units, at the discretionary of the Supervisory Board. For details of the plan, reference is made to the Equity Incentive Plan as made available on the Company’s website together with the AGM Materials. Agenda item 11 Amendment of the Compensation Principles for the Supervisory Board (voting item) It is proposed to the General Meeting to amend the compensation principles for the Supervisory Board. As part of the compensation principles, the compensation structure for the members of the Supervisory Board is reviewed on an annual basis. Based on the outcomes of this review and upon the recommendation of the Compensation Committee, the Supervisory Board proposes to make the following amendment to the compensation principles: to allow for an alternative grant of RSUs instead of options, for a total fair value not to exceed the fee levels for options grants approved at the 2019 AGM. The proposed compensation principles are available on the website of ProQR (www.proqr.com). Agenda item 12 Amendment of the Compensation Policy for the Management Board (voting item) It is proposed to amend the Compensation Policy for the members of the Management Board, as adopted by the General Meeting held on May 21, 2019. In line with the practice of regularly reviewing the Compensation Policy, the Compensation Committee has evaluated and reviewed the Compensation Policy. Based on the outcomes of the review, the Compensation Committee proposed to the Supervisory Board to make the following amendment to the Compensation Policy: to ensure the Management Board is rewarded fairly in line with the principles of the Compensation Policy, it is proposed to give the Supervisory Board the discretionary power to grant the Management Board RSUs instead of options, provided that the total fair value of the equity grant shall not exceed the fair value of an option-only equity grant as approved at the 2019 AGM. Further to the proposal of the Compensation Committee, the Supervisory Board proposes this change to the Compensation Policy, and recommends the General Meeting to adopt these amendments. The proposed Compensation Policy is available on the website of ProQR (www.proqr.com) The actual cash bonus and amount of options and/or RSUs to be granted as an LTI to the members of the Management Board will be determined annually by the Supervisory Board depending on the contribution to the strategy, the long term development of ProQR, the individual performance of the members of the Management Board and taking into account the aimed alignment of the compensation level with the median of the compensation reference group.

PAGE 6 / 7 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS PROQR THERAPEUTICS N.V. – EXPLANATORY NOTES Agenda item 13: Authorization of the Management Board to issue ordinary shares (voting item) Under Dutch law and our Articles of Association, we are required to seek the approval of our shareholders each time we wish to issue shares of our authorized ordinary share capital unless our shareholders have authorized our Management Board to issue shares. Such authorization may not continue for more than five years, but may be given on a rolling basis. This Dutch legal requirement to obtain shareholder approval deviates from the legal practice in the state laws applicable to most companies in the U.S., where it is customary that boards of directors may issue up to the authorized share capital as set forth in the issuer’s certificate of incorporation. The authorized share capital of the Company now consists of 90,000,000 Ordinary Shares, each with a nominal value per share of €0.04. Of this authorized share capital, currently 54.029.546 shares have been issued, including treasury shares and shares held by the foundation “Stichting Bewaarneming Aandelen ProQR” for the administration of option exercises under our equity incentive plans. At the annual general meeting of shareholders held on May 16, 2018 (“2018 AGM”) shareholders of the Company approved the authority of the Company’s Management to resolve, subject to approval of the Supervisory Board, to, in accordance with applicable laws and Nasdaq listing rules and for a period of 5 years from the date of the resolution of the 2018 AGM 2018: (a) issue ordinary shares up to 100% of the Company's authorized share capital for general purposes as reflected above and issuances under Company’s stock option plans with the proviso that the issuances under stock option plans is limited to 15% of the Company's issued share capital (minus any treasury shares) at the date of the 2018 AGM (which issued share capital amounted to 31.921.865); In order to enable the Company to execute its long-term strategy, the management board is seeking, in line with U.S. practice, a renewed authorization from the shareholders to issue ordinary shares, or grant rights to subscribe for ordinary shares, for (i) general purposes, including but not limited to (public) offerings and/or for mergers, demergers, acquisitions and other strategic transactions and alliances (or a combination thereof) and (ii) issuances under Company’s equity incentive plans for officers, employees and other individuals working on a permanent basis for the Company. The Management and Supervisory Boards believe it is a matter of good corporate housekeeping and in the best interest of the company to renew the authorization to issue ordinary shares and to align the available shares for issuances under the Company’s equity incentive plan with the growth of the Company’s issued share capital from time to time. The management board believes that having the flexibility to issue ordinary shares without first obtaining specific shareholder approval is important to our continued growth. Specifically, the authorized shares will be available for issuance from time to time to enable us to respond to future business opportunities requiring the issuance of shares, including dividends in ordinary shares, the consummation of equity-linked financings involving ordinary shares or securities convertible into or exercisable for ordinary shares including re-financings of future indebtedness involving the issuance of ordinary shares or ordinary share derivatives, acquisition or strategic joint venture transactions involving the issuance of ordinary shares or ordinary share derivatives, grants of ordinary shares and ordinary share derivatives to the Company’s current and future employees and consultants, or for other general purposes that the Company and its supervisory and management boards may deem advisable from time to time. The authority to issue shares as currently proposed is similar to that generally afforded in the U.S. to the boards of directors of public companies organized under the laws of the U.S.

PAGE 7 / 7 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS PROQR THERAPEUTICS N.V. – EXPLANATORY NOTES It is therefore proposed to delegate to the Management Board the authority to resolve, subject to approval of the Supervisory Board, to, in accordance with applicable laws and Nasdaq listing rules and for a period of 5 years from the date of the resolution of the AGM: (a) issue ordinary shares up to 100% of the Company's authorized share capital for general purposes as reflected above and issuances under Company’s equity incentive or stock option plans with the proviso that the issuances under equity incentive or stock option plans are limited to 15% of the Company's issued share capital from time-to-time (minus any treasury shares); (b) grant rights to subscribe for ordinary shares as described under (a); and (c) limit or exclude the pre-emptive rights of holders of ordinary shares, which delegation shall include the authority to determine the price and further terms and conditions of any such share issuance or grant. In case the AGM does not approve the proposed renewed authorization, the authorization granted by the shareholders in the 2018 AGM will remain in force. Agenda item 14: Authorization of the Management Board to acquire ordinary shares in the capital of the Company (voting item) Under Article 10 of the articles of association of the Company and Dutch law, the Company may, subject to certain statutory Dutch law provisions, acquire for consideration and hold, hold as pledgee and/or hold through its subsidiaries, up to fifty percent (50%) of the Company's issued share capital. Any acquisition of shares in the Company's own capital for consideration is subject to the authorization of the General Meeting, which authorization shall be valid for no more than eighteen (18) months. The General Meeting has granted the abovementioned authorization in the 2019 AGM, which authorization was effective as of, and for a period of eighteen months from the date of the 2019 AGM. It is now proposed to authorize the Management Board to perform acquisitions by the Company of (i) up to 10% of the issued share capital of the Company plus, in case of a material reorganization of the capital structure of the Company, (ii) an additional 10% of the issued share capital of the Company, by any means, including through derivative products, purchases on any stock exchange, through any private purchase or block trade, or otherwise, for a price that is between 0.01 US Dollar and an amount which is not higher than 110% of the average market price of such ordinary shares on NASDAQ (with the market price deemed to be the average of the closing price on each of the five consecutive days of trading preceding the three trading days prior to the date of acquisition), for a period of eighteen (18) months with effect from the AGM. The words “issued share capital” means the Company’s issued share capital from time to time. For the avoidance of doubt, the issued share capital includes treasury shares. In case the AGM does not approve the proposed authorization, the authorization granted by the General Meeting in the 2019 AGM will remain in force. The Management Board and the Supervisory Board May 25, 2020